UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: September 15, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

Impact of currency regime developments in Uzbekistan

Amsterdam, 15 September 2017 – VEON Ltd. (VEON) (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam and serving over 235 million customers, notes the recent announcements from the government of Uzbekistan, liberalizing the currency exchange rules and resetting the official exchange rate at 8,100 Uzbek som per U.S. dollar, a devaluation of approximately 92%.

Under these liberalized exchange rules, VEON may in the longer term be able to more effectively repatriate cash from Uzbekistan. The cash balances held by Unitel, VEON’s Uzbek subsidiary, are now valued at approximately USD 350 million.

The new official exchange rate will directly impact the reported results for the VEON group for two reasons. Firstly, the Uzbek som results of Unitel will now be translated into U.S. dollars at a higher exchange rate. Secondly, Unitel and all other telecommunications operators will experience an erosion of EBITDA resulting from the fixing of tariffs from U.S. dollars to Uzbek som at the prior official exchange rate. As a result, VEON expects annualized decreases in revenues of USD 300-350 million and in underlying EBITDA of USD 175-225 million. Based on 20161 total annual revenues of ~USD 9 billion and underlying EBITDA of ~USD 3.6 billion, the impact represents approximately 3.5% of revenues and approximately 5.5% of underlying EBITDA. The Group’s net debt / underlying EBITDA ratio is expected to immediately increase by 0.1x and net assets are expected to decrease by USD 485 million.

2017 guidance for low single digit organic revenue growth remains intact. However, as a direct consequence of this currency devaluation, the underlying EBITDA margin is now expected to show flat to low single digit organic growth2, and we therefore anticipate that the Group will generate underlying equity free cash flow3 (before license spectrum fees) of between USD 850 and 950 million in 2017, rather than the previously communicated 2017 target of USD 900-1,000 million.

[1]	2016 results including pro forma 12 months Warid.
[2]	The previous guidance for underlying EBITDA margin was for low single digit organic growth.
[3]	Underlying equity free cash flow excluding licenses is defined as free cash flow from operating activities less free cash flow used in investing activities (excluding capex for licenses and withholding tax related to Pakistan spectrum of USD 29.5 million), excluding M&A transactions, transformation costs and other one-off items.

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with the ambition to lead the personal internet revolution for over 235 million customers it currently serves, and many others in the years to come.

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Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words “may,” “will,” “could,” “expect,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “potential,” “continue,” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not historical facts, and include statements relating to, among other things, the expected impact of the change in the currency regime in Uzbekistan on our financial results and cash upstream potential in the future and the pricing of our services in Uzbekistan as set out above. The forward-looking statements included in this release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties including, without limitation, the possibility that devaluation of the Uzbek currency will not continue. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those express or implied by such forward-looking statements or assumptions. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. The forward-looking statements speak only as of the date hereof. VEON cannot assure you that any projected events will be achieved. Except to the extent required by law, VEON disclaims any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, this press release contains, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

All non-IFRS measures disclosed on a historical basis in this release (including, without limitation, underlying EBITDA) are reconciled to comparable IFRS measures in Attachment E to VEON Ltd.’s Fourth Quarter Earnings Release Report for the Fiscal Year Ended 31 December 2016 and the Quarterly Period Ended 31 December 2016, published on its website as of 27 February 2017. In addition, in this release, we present certain non-IFRS measures on a forward-looking basis (including, without limitation, adjusted EBITDA, underlying EBITDA and net debt). We are not able, without unreasonable efforts, to reconcile the forward-looking non-IFRS measures presented in this release to the most directly comparable IFRS measures due potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, other financial liabilities.

Contact Information

VEON

Investor Relations	Media and Public Relations

Remco Vergeer ir@veon.com Tel: +31 20 79 77 200	Maria Piskunenko pr@veon.com Tel: +31 20 79 77 200